PHILIP S. GARON 612/766-8101 pgaron@faegre.com

April 20, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Target Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 7, 2009
Soliciting Materials on Schedule 14A
Filed April 8, 2009
File No. 001-06049

Dear Mr. Owings:

We are counsel to Target Corporation and are writing in response to your letter dated April 17, 2009, regarding the proxy materials identified above.  Following this introductory section is a specific response to each of your enumerated comments in that letter, with your comments in italics preceding each related response.  Simultaneous with the submission of this response letter, Target has filed a revised preliminary proxy statement via EDGAR that incorporates the revisions described below.  To facilitate your review of Target’s revised preliminary proxy statement, we are sending a marked version of the proxy statement highlighting these changes to your attention by overnight delivery, and we have sent a marked version by email to Ms. Ledbetter.

Target believes its responses address your comments.  Should the staff, after review and consideration of our responses, have further questions or comments, Target would welcome direct dialogue and collaboration to discuss any further questions or comments and reach an expeditious resolution.

Revised Preliminary Proxy Statement on Schedule 14A Filed on April 7, 2009

Voting Methods

1.                                      Please revise to state by when shareholders need to complete their voting by internet and by telephone.

Target’s Response

Target has revised the proxy statement to include the specific time by which shareholders need to complete their voting by internet or telephone.

How many votes are required to approve each item?, page 3

2.                                      Please revise your disclosure to explain how you will advise shareholders of the change in voting standard in the event Pershing Square withdraws its nominees on or prior to the day before you mail your proxy.

Target’s Response

Target has revised its disclosure to explain how it will advise shareholders of the change in voting standard in the event Pershing Square withdraws its nominees on or prior to the day before Target mails its proxy statement.

Item One—Determine That the Number of Directors Constituting Our Board of Directors Shall Be 12, page 7

3.                                      We note your statement that “following the resignation of Robert J. Ulrich . . . we went from a Board of Directors consisting of 13 directors to a Board of Directors consisting of 12 directors.”  Similarly, you state, “[w]hen Mr. Ulrich resigned from [y]our Board, [y]our Board did not increase the number of directors back to 13.”  Given that your statements are premised on your opinion of what constitutes the proper interpretation of the company’s restated articles of incorporation, please revise your disclosure to clearly identify such statements as your opinion or your belief.

Target’s Response

Target has revised its disclosure to identify such statements as Target’s opinion or belief.

4.                                      You disclose that the Board may choose to fill a vacancy but is not required to do so pursuant to the restated articles of incorporation.  Further supplement your disclosure to discuss the board’s rationale for declining to fill that vacancy.

Target’s Response

Target has supplemented its disclosure to explain the Board’s rationale for declining to fill the vacancy that existed upon Mr. Ulrich’s resignation.

Item Two—Election of Directors, page 8

5.                                      We note your response to comment 11 and revised disclosure on page 8.  Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee.  Substitute nominees who are unnamed and to be designated by you at a later date are not bona fide nominees.  Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4( d).  Please supplement the revised paragraph to expressly disclose that should the Nominating Committee of the Board nominate substitute nominees, the company will file an amended proxy statement that, as applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.  See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

Target’s Response

Target has supplemented its disclosure in the proxy statement to expressly disclose that, in the event that the Nominating Committee of the Board nominates substitute nominees, Target will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.

Definitive Additional Soliciting Materials on Schedule 14A Filed on April 8, 2009

6.                                        Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Please provide us with support for the following statements that you make in your mailing to shareholders on April 8, 2009:

•                  “Shareholders have a choice between Target’s independent nominees with significant experience in Target’s retail and credit card business...” (emphasis added);

Target’s Response:  Other than Mary Dillon, who joined the Target Board in 2007, each of Target’s nominees has a decade or more of service on the Target Board.  Richard Kovacevich joined the Target Board in 1996, George Tamke in 1999 and Solomon Trujillo in 1994.  Through their service on the Target Board, they have gained significant experience and expertise in Target’s retail and credit card businesses, through strategy sessions, management presentations, Board discussions, information regarding Target and its retail and credit card competitors (including analyst reports and other third party information) that is regularly provided to the Board, informal discussions between directors and management, director orientation and training, and ongoing oversight.  During her two years of service on the Target Board, Ms. Dillon has also gained experience with Target’s businesses from the foregoing activities, including her participation in orientation meetings with management on specific aspects of Target’s retail and credit card businesses.  In addition to their extensive exposure to Target’s businesses through their Board service, these nominees also have independent experience with credit card or retail businesses.  For example, Ms. Dillon is Executive Vice President and Global Chief Marketing Officer of McDonald’s, which describes itself on its website as the leading global foodservice retailer.  Mr. Kovacevich is Chairman, and from 1998 to 2007 was also the Chief Executive Officer, of Wells Fargo, which is one of the largest credit and debit card issuers in the United States.  Mr. Tamke has retail experience through serving on the boards of portfolio companies of his private equity firm, such as ServiceMaster, Hertz and Culligan International.  Mr. Trujillo is the Chief Executive Officer of Telstra Corp. Ltd., Australia’s leading telecommunications and information services company, which operates hundreds of retail stores as part of its business operations.  Target believes this array of experience and expertise provides ample support for the description of its nominees in the April 8, 2009 letter.

•                  The Pershing Square nominees were “personally selected by Bill Ackman” in a “hasty and last-minute” process;

Target’s Response:  This statement (which is set forth in the letter as a belief) is based on Target’s interactions with Mr. Ackman and Pershing Square, as described in the revised preliminary proxy statement under the caption “Background and Contacts with Pershing Square.”  Mr. Ackman first requested that Target consider adding him and Matthew Paull to the Target Board on February 3, 2009.  This was well past the December 31, 2008 deadline for shareholders to submit recommended nominees for consideration by the Nominating Committee to facilitate the Nominating Committee’s review of the recommendations, as set forth on page 10 of Target’s 2008 proxy statement.  After this request on February 3, 2009, counsel to Target informed counsel to Pershing Square that Mr. Paull’s position as a director of Best Buy made it illegal for him to simultaneously serve on the Target Board and posed a potential business conflict.  Nevertheless, members of Target’s Nominating Committee met with Messrs. Ackman and Paull on March 3, 2009 to discuss their possible candidacy.  At this meeting, Mr. Paull acknowledged that he had a conflict that would preclude his service on the Target Board and said that he was not willing to step down from the board of Best Buy to resolve the conflict.  In response to this conflict, Mr. Ackman suggested another possible nominee, who is not on Mr. Ackman’s slate, but this other possible nominee had similar business and legal conflicts of interest as a result of his position at a competing retail company, and Mr. Ackman did not pursue the suggestion.  Mr. Ackman did not provide any other alternative recommendations at the March 3 meeting.  Late on March 6, two business days before the scheduled Nominating Committee meeting, two additional names, Mr. Ashner and Mr. Vague (members of Mr. Ackman’s current slate) were sent by email to the Company.  At that point, there was not time to interview these two additional suggested candidates, but the Nominating Committee nevertheless considered their resumes.  On March 12, 2009, the chair of the Nominating Committee informed Mr. Ackman that the Target Nominating Committee and the Target Board had determined not to nominate Mr. Ackman or his other candidates.  Mr. Ackman said it was not necessary for Target to contact Mr. Paull as Mr. Ackman would inform him.  Four days later, on March 16, 2009, Mr. Ackman announced his slate of nominees, including the two candidates, Messrs. Ashner and Vague, that Pershing Square had submitted on March 6, 2009 and two additional names that Mr. Ackman had never mentioned to Target.  On the same day, Mr. Ackman gave an interview describing his selection of these nominees.  Target believes this history reflects, first, that the Pershing Square nominations were entirely controlled by Mr. Ackman, i.e., that he was the party selecting these nominees, which is consistent with the fact that Mr. Ackman founded and controls Pershing Square.  Second, Target believes this history reflects that the selections were made on a rolling, ad hoc, basis.  Mr. Ackman first acknowledged that Mr. Paull would not be eligible to serve at the March 3, 2009 meeting (less than two weeks before Mr. Ackman announced his dissident slate); Mr. Ackman suggested another name at the March 3 meeting who had a similar conflict as Mr. Paul; Pershing Square informally submitted two additional names for Target’s consideration shortly before the Nominating Committee meeting; and Mr. Ackman first surfaced his last two nominees after Target’s Nominating Committee and Board had determined not to nominate Messrs. Ackman, Paull, Ashner or Vague.  Target believes that this history shows that Mr. Ackman’s selection process was not only “hasty and last-minute,” but also sloppy and inappropriate.

•                  “We strongly believe that Bill Ackman is pursuing this proxy fight as a platform to advance his own risky agenda which is not aligned with the interests of all Target shareholders”;

Target’s Response:  This statement (again set forth as a belief) is also based on Target’s interactions with Mr. Ackman, as described in the revised preliminary proxy statement under the caption “Background and Contacts with Pershing Square.”  On May 1, 2008, Mr. Ackman began discussing with Target a proposal (the REIT proposal) under which Target would move its real estate into a real estate investment trust (REIT) and spin off the REIT to its shareholders.  Under the REIT proposal, Target would be obligated to pay substantial annual lease payments for 75 years, with the payments escalating at the rate of inflation.  Target’s management and Board spent months working with Mr. Ackman to try to evaluate, develop and refine this proposal.  At the end of the process, however, the Target Board determined that the proposal was too risky, and the value too speculative, to pursue, and that the proposal was not in the best interests of Target and its shareholders.  The reasons for these conclusions were set forth in a press release issued on November 21, 2008, a copy of which is being provided supplementally to the staff, and are summarized in the revised preliminary proxy statement.

Throughout this process (and throughout the history of Target’s interactions with Mr. Ackman prior to Target Board’s decision on November 21, 2008 regarding the REIT proposal), Mr. Ackman was very complimentary of the Target Board and management.  After Target’s Board rejected the REIT proposal, however, this relationship began to change.  At the February 3, 2009 meeting described in the revised preliminary proxy statement, Mr. Ackman made clear that he was continuing to pursue the REIT proposal, and suggested that he and Mr. Paull be added to the Target Board so that Mr. Ackman would be able more effectively to express his point of view.  Target believes that it was clear from the context of this conversation that Mr. Ackman’s interest in joining the Board was to continue to pursue the REIT proposal.  At the February 12, 2009 meeting described in the revised preliminary proxy statement, which Mr. Ackman requested for the stated reason of discussing the REIT proposal, Mr. Ackman continued to advocate for the REIT proposal, expressed disagreement with Goldman Sachs’ analysis that the Target Board had considered in rejecting the REIT proposal, and provided Target with yet another version of the REIT proposal at the end of the meeting.

Only after formally launching his proxy contest did Mr. Ackman begin claiming that Target’s Board members lacked relevant experience, a claim contrary to Mr. Ackman’s complimentary statements prior to the Target Board’s rejection of the REIT proposal (and a claim that Target believes is completely devoid of merit).  In Target’s view, the history and context of these discussions and Mr. Ackman’s interest in board representation make clear that the purpose of his proxy fight is to enhance his ability to pursue the risky REIT proposal, and that the shift in his focus now to the purported lack of experience on the Target Board is a pretext because he knows that most of Target’s major shareholders agree that the REIT proposal is too risky.  (Target also notes that, even with Mr. Ackman’s suddenly changed focus, one of the areas in which he now claims the Target Board is lacking in experience is “real estate,” suggesting that, even publicly, he is unable to fully abandon his commitment to the REIT proposal.)  Accordingly, there is ample basis for Target’s belief that Mr. Ackman is pursuing his proxy fight in order to advance his risky real estate agenda, which Target believes is not aligned with the interests of all Target shareholders.

•                  “Target has grown its revenues at a compound rate of 11%, expanded its EBITDA margins by 200 basis points and grown EPS at a 14% average annual rate”;

Target’s Response:  Target is providing data supplementally to the staff that supports these statements.  The data is taken from Target’s historical financial statements for the periods presented.

•                  “Target has built a track record of disciplined management across all areas including expense management, inventory control and use of capital…”;

Target’s Response:  Target is providing financial data supplementally to the staff that is drawn from Target’s historical financial statements and relates to expense management, inventory control and use of capital.  With respect to expense management, Target’s selling, general and administrative (SG&A) expense as a percent of sales in 2008 was flat to the prior year, reflecting strong expense control in the face of very soft sales.  Target’s total SG&A expense in the fourth quarter of 2008 declined compared to the fourth quarter of 2007, notwithstanding the addition of 91 stores in 2008 compared to the prior year.  With respect to inventory control, Target’s inventory has only grown at a 4.7% compound annual growth rate (CAGR) over the past five years, compared to a CAGR of 9% for sales over the same period.  Target’s investment in Net Inventory over this period has increased approximately $500 million, while sales over the same period have increased $22 billion.  These comparisons reflect Target’s focus on and success with inventory control.  With respect to use of capital, Target’s disciplined and extensive capital project underwriting process and governance has resulted in a consolidated return on invested capital that is in excess of its cost of capital in each of the last five years.  In response to the current economic climate, Target reduced capital spending by over $800 million in 2008 and intends to reduce it by another $1 billion in 2009.  Target believes this track record supports the cited statement in the April 8, 2009 letter.

•                  “We believe that Pershing Square has launched a proxy contest to push its real estate ideas[,]” which you suggest are the same ideas that you rejected last fall;

Target’s Response:  Please see Target’s response to the third bullet above.  Target believes that the history of the interactions between Target and Mr. Ackman regarding the REIT proposal, and the discussions with respect to Mr. Ackman’s interest in board representation, which began only after the Target Board rejected the REIT proposal, provide ample support for this statement (which is set forth in the letter as a belief).

•                  “We believe this form of investment [i.e., the derivative securities held by the Pershing Square IV fund] is likely to cause Pershing Square to emphasize short-term performance in Target’s stock — and perhaps to entertain significant risk in an effort to increase the value of those derivatives before they expire — at the expense of Target’s longer-term prospects”; and

Target’s Response:  According to Pershing Square’s 13D, 13F and 14A filings, Pershing Square holds economic interests in Target in the form of 59.6 million shares of common stock and derivative instruments.  Pershing Square’s disclosure is lacking in distinguishing between its holdings in actual shares and its holdings in derivatives, but Target believes, based on an analysis of Pershing Square’s purchase and sale data, that the majority of its Target holdings are in the form of derivatives.  Moreover, Target believes that virtually all of the ownership of the Pershing Square IV fund, a special purpose fund in which Pershing Square raised $2 billion and invested entirely in Target securities, is held in the form of derivatives.  Mr. Ackman advised Pershing Square IV investors in early February that Pershing Square IV had lost approximately 90% of its value through the end of January.  Mr. Ackman sent a letter apologizing “profusely” to investors in the fund, referring to the fund’s “dreadful performance” and calling the fund “one of the greatest disappointments of my career to date.”

The derivative position in Pershing Square IV is primarily held in call options which the fund purchased at a strike price of $35 per share and an equivalent amount of call options which the fund sold at $65 per share.  According to Pershing Square’s disclosures, these call options expire on various dates in January 2011. This option strategy results in a payoff at expiration only when the share price is above $35 per share (and because of the amounts paid by the fund to acquire the call options, the fund will not realize a net economic return if the options are held through expiration unless the Target share price at that time is above $35 plus the per-share cost of the call options).  The options will expire worthless on their respective expiration dates in January 2011 if Target’s share price is not above $35 per share at that time.  Thus, the investors in Pershing Square IV are indifferent as to whether Target’s share price at expiration of the options is $34 per share or a substantially lesser price, as the options would be worthless in either event.  Conversely, the options create a leveraged position where Pershing Square IV benefits disproportionately from increases in Target’s share price above $35 per share.  Target believes that the incentive created by this form of investment is to undertake transactions that Pershing Square believes have the potential for a substantial increase in Target’s share price above $35 prior to the January 2011 expiration of the options, even if such transactions also carry the risk of significantly harming Target in the long term (or even the short term).  By way of illustration, given that Pershing Square IV’s options have no value if Target’s share price is below $35 as of the expiration of the options, it would be economically rational for Pershing Square IV to prefer a strategy that carries a 50% chance of moving the Target share price at expiration to $45 and a 50% chance of moving the Target share price at expiration to $15 as opposed to a strategy that carries substantial certainty of moving the Target share price at expiration to $35 and, in the years following expiration, to a substantially higher price.  In contrast, a shareholder, even a shareholder who is not risk averse, would prefer the second strategy, as the risk-adjusted value of the first strategy is $30 per share while the risk adjusted value of the second strategy is $35 per share.  Target believes that Pershing Square’s pursuit of the REIT proposal, which Target’s Board has determined is too risky for Target to pursue, is an example of the incentive structure created by this derivative position, an incentive structure that Target believes is misaligned with the interests of Target and its shareholders.

•                  “Most research analysts and other third parties commenting on the proposals were skeptical of the value created by implementation of Pershing Square’s real estate structuring ideas.”

Target’s Response:  Target is providing supplementally to the staff each of the 10 analyst reports that Target is aware of that were issued in response to Pershing

Square’s public presentations regarding its REIT proposal.  All but one of these reports expresses skepticism with respect to the proposal.  The relevant passages of these documents are highlighted in the supplemental materials.

Where the basis of support consists of other documents, such as analysts’ reports or newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases and mathematical computations, and identify the sources of all data utilized.

Target’s Response:  Where applicable, Target has complied with the foregoing.

7.                                        You disclose that the Pershing Square’s real estate proposal is “essentially a leveraged recapitalization that would expose Target to large and increasing lease payments…and jeopardize its long-term strategy.”  Please provide support for this statement.

Target’s Response:   This statement (set forth in the letter as a belief) is supported by an analysis of Mr. Ackman’s REIT proposal, which is described in the revised preliminary proxy statement and in the April 8, 2009 letter.  Under the proposal, Target would transfer all the land underlying its real estate to a newly-formed REIT and the REIT would lease the land back to Target under a long-term lease.  A portion of the REIT shares would be sold for cash proceeds in an IPO (the IPO concept was added in a more recent variation, but the basics of the proposal have largely been constant) and the remainder of the REIT shares would be spun off to Target shareholders.  Following these transactions the REIT would be an independent, publicly traded company.  This would leave Target with large annual lease payments for 75 years.  Under the proposal, the annual payment would begin at $1.4 billion and would increase on an annual basis at the rate of inflation.

The economic result of these transactions is akin to a leveraged recapitalization whereby Target incurs a massive amount of new indebtedness that has a security interest in all Target’s real estate holdings.  It is substantially identical to a leveraged recapitalization because it leaves Target with a debt-like burden in the form of the annual lease payments.  Although the leases may or may not show up as debt on Target’s balance sheet for financial accounting purposes, they are akin to indebtedness because Target’s failure to make the full lease payment on a timely basis will result in a default on the entire master lease and thereafter Target will not be entitled to use its retail stores or distribution centers.  This, in turn, would effectively cause Target to cease operations given that it needs to have the use of its stores in order to conduct its retail business.  It is for these reasons that, regardless of whether the lease expense is treated as debt for accounting purposes, the rating agencies will unfavorably take the payment obligation into consideration when assessing Target’s credit rating.  Accordingly, the REIT proposal is economically equivalent to a leveraged recapitalization under which Target incurs a substantial amount of secured debt and sells a portion of this debt to third party investors

(i.e, the IPO) and distributes the remainder of this debt to Target shareholders (i.e., the spin-off).  Target believes the proposal would jeopardize Target’s long-term strategy for the reasons set forth in its November 21, 2008 press release (which is being provided supplementally to the staff), the revised preliminary proxy statement under the caption “Background and Contacts with Pershing Square,” and the bulleted paragraphs on the fourth and fifth pages of the April 8, 2008 letter.

***

Target acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that Target may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of Target’s responses.  Should you have further questions or comments or need any further information or clarification, please contact me or any of the persons on the distribution list attached as Schedule I.

Sincerely,

/s/ Philip S. Garon

Philip S. Garon
Partner

cc:	Alexandra M. Ledbetter, Staff Attorney, SEC
Mara L. Ransom, Legal Branch Chief, SEC
Timothy R. Baer, General Counsel, Target Corporation
David L. Donlin, Assistant General Counsel, Target Corporation
Attached Distribution List

SCHEDULE I

DISTRIBUTION LIST

Elliott V. Stein

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1228

Fax: (212) 403-2000

E-mail: EVStein@WLRK.com

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1221

Fax: (212) 403-2221

E-mail: SARosenblum@WLRK.com

Michael A. Stanchfield

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

Phone: (612) 766-7764

Fax: (612) 766-1600

E-mail: MStanchfield@Faegre.com